

February 9, 2018

Hermann Lübbert
Chief Executive Officer
Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen Germany

 Re: Biofrontera AG
 Amendment No. 3 to Registration Statement on Form F-1
 Filed February 6, 2018
 File No. 333-222546

Dear Mr. Lübbert:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2018 letter.

Amendment No. 3 to Registration Statement on Form F-1

Capitalization, page 59

1.	Please tell us how your pro forma as adjusted columns reasonably reflect your disclosed pro forma transactions or revise your presentation accordingly. In this regard, we note the following:

 • Your cash and cash equivalents on the balance sheet at June 30, 2017 of €11.5 million plus net proceeds from this offering of about €24.9 million (for the US offering and the German preemptive offering combined) plus €10.5 million in debt borrowings less €5.5 million in debt repayments equates to about €41.4 million; an amount materially different from your disclosed pro forma cash and cash equivalents of €46.3 million.

- Your total debt on the historical balance sheet of €9.0 million plus debt issuance of €10.0 million less repayments of €5.5 million equates to about €13.5 million: an amount significantly different from your disclosed pro forma debt of €15.3 million.
- Your equity on the historical balance sheet of €10.4 million plus net proceeds from the combined offering of about €24.9 million equates to projected equity of €35.3 million; an amount materially different from your disclosed pro forma equity of €15.9 million. In this regard, it is unclear why additional paid-in capital at €101.1 million is not impacted by your offering.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephen Older, Esq.